Exhibit 99.1

GDS Announces Results of Extraordinary General Meeting and of Additional Shareholders Meetings

SHANGHAI, China, March 10, 2026 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that the adjourned extraordinary general meeting of shareholders of the Company (the “2026 EGM”) was held on March 10, 2026. The Company also held adjourned meetings of each of the holders of the class A ordinary shares (the “Class A Shareholders Meeting”), the holders of the Series A preferred shares (the “Series A Preferred Shareholders Meeting”), the holders of the Series B preferred shares (the “Series B Preferred Shareholders Meeting) and the holders of the class B ordinary shares (the “Class B Shareholders Meeting” and, together with the Class A Shareholders Meeting, the Series A Preferred Shareholders Meeting and the Series B Preferred Shareholders Meeting, collectively, the “Shareholders Meetings”) on March 10, 2026.

2026 EGM

The resolution submitted to the shareholders for approval at the 2026 EGM has been approved.

Specifically, the shareholders of the Company passed special resolutions approving:

1.	Approval of the amendments to the rights attached to the Class B ordinary shares of the Company to increase the voting power attached to such Class B ordinary shares held by Mr. William Wei Huang, from twenty (20) votes per share to fifty (50) votes per share as detailed in Proposal 1 of the proxy statement, and the approval and adoption of the amended and restated Articles of Association (the “New Articles”) in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of 2026 EGM; and

2.	Authorization of each of the directors and company secretary of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or company secretary, in his or her absolute discretion, thinks fit.

Class A Shareholders Meeting

The resolution submitted to the holders of the class A ordinary shares (the “Class A Shareholders”) for approval at the Class A Shareholders Meeting has been approved. Specifically, the Class A Shareholders passed a special resolution approving:

1.	Approval of the amendments to the rights attached to the Class B ordinary shares of the Company to increase the voting power attached to such Class B ordinary shares held by Mr. William Wei Huang, from twenty (20) votes per share to fifty (50) votes per share as detailed in Proposal 1 of the proxy statement, and the approval and adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of Class A Shareholders Meeting.

Series A Preferred Shareholders Meeting

The resolution submitted to the holders of the Series A preferred shares (the “Series A Preferred Shareholders”) for approval at the Series A Preferred Shareholders Meeting has been approved. Specifically, the Series A Preferred Shareholders passed a special resolution approving:

1.	Approval of the amendments to the rights attached to the Class B ordinary shares of the Company to increase the voting power attached to such Class B ordinary shares held by Mr. William Wei Huang, from twenty (20) votes per share to fifty (50) votes per share as detailed in Proposal 1 of the proxy statement, and the approval and adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of Series A Preferred Shareholders Meeting.

Series B Preferred Shareholders Meeting

The resolution submitted to the holders of the Series B preferred shares (the “Series B Preferred Shareholders”) for approval at the Series B Preferred Shareholders Meeting has been approved. Specifically, the Series B Preferred Shareholders passed a special resolution approving:

1.	Approval of the amendments to the rights attached to the Class B ordinary shares of the Company to increase the voting power attached to such Class B ordinary shares held by Mr. William Wei Huang, from twenty (20) votes per share to fifty (50) votes per share as detailed in Proposal 1 of the proxy statement, and the approval and adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of Series B Preferred Shareholders Meeting.

Class B Shareholders Meeting

The resolution submitted to the holders of the class B ordinary shares (the “Class B Shareholders”) for approval at the Class B Shareholders Meeting has been approved. Specifically, the Class B Shareholders passed a special resolution approving:

1.	Approval of the amendments to the rights attached to the Class B ordinary shares of the Company to increase the voting power attached to such Class B ordinary shares held by Mr. William Wei Huang, from twenty (20) votes per share to fifty (50) votes per share as detailed in Proposal 1 of the proxy statement, and the approval and adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of Class B Shareholders Meeting.

Effect on Voting Rights Structure of The Company

The table below sets out the shareholding and voting rights structure of the Company immediately upon the New Articles taking effect.

Shareholder	Class A ordinary shares		Class B ordinary shares		Percentage of aggregate voting power with Class A and Class B ordinary shares voting on a
	Number	Approximate %	Number	Approximate %	1:50 Basis %	1:1 Basis %
Mr. William Wei Huang (1)	2,549,368	0.2	46,139,704	100.0	57.9	2.8
STT Garnet (2)	429,288,484	26.2	0	0.0	11.4	26.3
Huatai Capital Investment Limited (3)	44,096,580	2.7	0	0.0	1.2	2.7
Ping An (4)	33,707,864	2.1	0	0.0	0.9	2.1
Other Shareholders	1,127,592,715	68.9	0	0.0	29.9	69.1

Notes:

(1)	The number of ordinary shares beneficially owned by Mr. William Wei Huang as of the date of this announcement, which consists of 2,549,368 Class A ordinary shares and 43,590,336 Class B ordinary shares. The 2,549,368 Class A ordinary shares will convert into 2,549,368 Class B ordinary shares if directly held by Mr. Huang or an entity established or controlled by him. Therefore, these 2,549,368 Class A ordinary shares are also reflected in Mr. Huang’s beneficial ownership under “Class B ordinary shares”. As of the date of this announcement, Mr. William Wei Huang is the sole controlling shareholder of the Company for the purposes of the Listing Rules.

(2)	The number of ordinary shares beneficially owned is as of the date of this announcement, represents 429,288,484 Class A ordinary shares (directly or in the form of ADSs) owned by STT Garnet Pte. Ltd.

(3)	Upon exercise in full of the conversion rights attached to the convertible preferred shares at the Conversion Price, a total of approximately 44,096,580 Class A ordinary shares will be issued to the holder of the convertible preferred shares.

(4)	Upon exercise in full of the conversion rights attached to the convertible preferred shares at the Conversion Price, a total of approximately 33,707,864 Class A ordinary shares will be issued to Ping An Overseas Holdings or their affiliates, being the holder of the convertible preferred shares.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 25-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a passive minority equity interest in DayOne Data Centers Limited, an independent Singapore-headquartered hyperscale data center platform.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited